

Mail Stop 3233

August 9, 2016

Via E-mail
Michael Szymanski
Chief Executive Officer
ZAIS Financial Corp.
Two Bridge Avenue, Suite 322
Red Bank, New Jersey 07701

> **Re:** **ZAIS Financial Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed August 5, 2016**
> **File No. 333-211251**

Dear Mr. Szymanski:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2016 letter.

Recommendation of the ZAIS Financial Board and Its Reasons for the Mergers, page 119
Recommendation of the Sutherland Board and Its Reasons for the Mergers, page 125

1. We note the revised language indicating that the opinions rendered by BofA Merrill Lynch and Houlihan Lokey relate to the original merger agreement dated April 6, 2016 and do not take into account any amendments to the merger agreement. Please disclose whether any of the merger amendments contain material changes in the assumptions underlying the opinion and whether the board believes the opinion remains valid. Please also revise to clarify that the board of ZAIS and Sutherland each considered the amendments to the merger agreement in recommending the transaction as advisable, fair to, and in the best interests of stockholders. Last, please revise the exhibit index to reference Amendment No. 2 to the Agreement and Plan of Merger, filed as part of Annex A to the joint proxy statement/prospectus.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Justin Howard, Esq.